UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File No. 0-50953

EVOLVING GOLD CORP.
(Translation of registrant's name into English)

Suite 1500 - 885 West Georgia Street, Vancouver, British Columbia, V6Z 3E8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X]  Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Evolving Gold Corp.
Suite 1500 - 885 West Georgia Street
Vancouver, British Columbia, V6Z 3E8
Phone (604) 685 6375
info@evolvingold.com

News Release

Meridian Gold Company to Spend US$4 Million to Option Evolving Gold's Winnemucca Mountain Gold Property

Vancouver, British Columbia, August 1, 2006: Evolving Gold Corporation (CNQ:GOLD; EVOGF:OTCBB) ("Evolving") is pleased to announce that Meridian Gold Company ("Meridian"),(TSE: MNG; NYSE:MDG) has signed a final option agreement pertaining to Evolving's Winnemucca Mountain gold property located in Humboldt County, in northwestern Nevada. The Winnemucca Mountain property (the "Property") is situated near the northern end of the Battle Mountain-Eureka gold trend and consists of 272 unpatented mineral claims covering about 2,115 hectares.

Under the terms of the agreement, Meridian can earn a 70% interest in the Property by making a total contribution of US$500,000 in cash payments to Evolving and investing a total of US$4 million in exploration before December 31, 2008. Meridian must expend US$500,000 by December 31, 2006 on exploration. In addition, Meridian must deliver a pre-feasibility report on or before June 30, 2009. Upon completion of the required payments and expenditures, Evolving and Meridian will establish a joint venture in respect of the Property and Meridian will contribute 136 claims that adjoin the Property.

The property, which has excellent road access, is located about 25 km northwest of Newmont's Lone Tree gold mine (pre-production resource reported as 4.2 million ounces of gold) and 30 km southeast of the Sleeper gold mine (1.7 million ounces of gold and 2.3 million ounces of silver produced between 1986 and 1996).

Background on the Property

Evolving earlier announced that it had entered into an option agreement with Golden Sands Exploration Inc. to acquire a 100 percent interest in the Property, subject to a 2% net smelter royalty (see press release dated December 6, 2004).

Previous exploration work at the Property was carried out primarily by Santa Fe Pacific Mining (now Newmont Mining Corporation). Santa Fe focused their exploration on the search for low-grade, bulk-tonnage gold mineralization in the pediment-covered Swordfish Zone between 1988 and 1990. Gold mineralization at the Swordfish Zone occurs within a northeast-trending, low sulfide, quartz-adularia vein-type system. Santa Fe completed 73 reverse circulation drill holes, nearly all of which were focused on the Swordfish Zone, and reported results ranging up to 13.7 meters averaging 3.9 grams per tonne gold.

Near the end of Santa Fe's tenure on the Property, a step-out hole, approximately 500 meters northeast of the Swordfish Zone, encountered 2.2 ounces per tonne (69.6 grams per tonne) gold across a 5 foot (1.5 meter) hole length, at what is now called the SF Extension Zone. This intercept has never been followed-up by further drilling, and has been interpreted by the Company to indicate that the Swordfish Zone may be much more extensive than previously indicated, and that higher gold grades may occur in structurally-controlled zones northeast of Swordfish, similar to the high-grade "feeder" zones which underlie the Sleeper, and other gold deposits in the district. Surface geological mapping, geochemical rock chip sampling and IP geophysics at the Swordfish Extension, and beyond towards the northeast, have defined a NE-trending zone coincident with surface exposures of quartz veining, silicification and hydrothermal alteration which define a high-priority exploration target on the Property.

In compliance with National Instrument 43-101 ("NI 43-101"), Lawrence A. Dick, Ph.D., P.Geo., is the Qualified Person responsible for the accuracy of this news release. An independent NI 43-101 compliant technical report has been filed on SEDAR.

On behalf of Evolving Gold Corporation
"Lawrence A. Dick"
Lawrence A. Dick, Ph.D., P.Geo
President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EVOLVING GOLD CORPORATION

Date: August 3, 2006

/s/ Warren McIntyre
__________________________________
Name:  Warren McIntyre
Title:  CFO and Director